Exhibit 99.1

Jeffs’ Brands Enters the Logistics Center Market by Closing Strategic Acquisition of a U.S. Company that Operates a U.S. Based Logistics Center

Jeffs’ Brands Announces the closing of a $2.6 Million Acquisition of a company operating an approx. 100,000-square-foot logistics facility with 20 loading docks near a major U.S. port, aiming to strengthen its supply chain and third-party service offerings

Tel Aviv, Israel, March 18, 2025 (GLOBE NEWSWIRE) -- Jeffs’ Brands Ltd (“Jeffs’ Brands” or the “Company”) (Nasdaq: JFBR, JFBRW), a data-driven e-commerce company operating on the Amazon Marketplace, today announced the closing (“Closing”) of the acquisition of Pure NJ Logistics LLC (“Pure Logistics”), a company that operates a strategically located approximately 100,000 square foot logistics center equipped with 20 loading docks in New Jersey, through its wholly-owned subsidiary, Smart Repair Pro, pursuant to the definitive agreement previously announced on March 11, 2025. With this acquisition, the Company anticipates to strengthen its supply chain and third-party service offerings.

Situated near a major port in the United States and in close proximity to Newark Liberty International and John F. Kennedy International Airports, the logistics center will support Jeffs’ Brands’ expansion while also offering services to third parties. Its prime location enables to streamline transportation and logistics operations, for faster turnaround times and enhanced efficiency for inventory management and order fulfillment. Additionally, with 20 loading docks, the facility is designed to accommodate high container volumes, enabling to scale operations effectively and meet growing customer demand in today’s fast-paced e-commerce landscape.

At the Closing of the acquisition, Smart Repair Pro acquired 100% of the issued and outstanding equity interests of Pure Logistics from its current holders (collectively, the “Sellers”), in consideration for a base payment of $2,100,000 (the “Base Payment”) and a deferred payment of $500,000 (the “Deferred Payment”). The Base Payment was delivered in cash at the Closing of the acquisition. The Deferred Payment will be delivered through promissory notes (the “Promissory Notes”), bearing an annual interest rate of 9% issued by Smart Repair Pro to the Sellers at the Closing in ten monthly installments of $50,000 each, starting after the sixth month anniversary of the closing date of the acquisition.

As security for the full repayment of the promissory notes, the Company issued to the Sellers warrants to purchase ordinary shares, no par value, of Jeffs’ Brands (the “Ordinary Shares”), at an exercise price per share initially equal to $2.75 (the “Warrants”), to purchase up to an aggregate amount of 181,819 Ordinary Shares The exercise of the Warrants is the Sellers sole recourse against non-payment of the principal amount and any due interest.

In addition, pursuant to the terms of the definitive agreement, Smart Repair Pro delivered to the Sellers an aggregate cash payment of $247,401.87, covering an outstanding security deposit provided by the Sellers under a current lease agreement of Pure Logistics.

Eli Yoresh, one of the Sellers is a former director of the Company. Viki Hakmon, the Company’s chief executive officer and a director, may be deemed to have a personal interest in the acquisition by virtue of being a family member of the controlling shareholder of L.I.A. Pure Capital Ltd., one of the Sellers, and as such the acquisition was approved by the Company’s audit committee and board of directors in accordance with the Israeli Companies Law-1999.

About Jeffs’ Brands Ltd.

Jeffs’ Brands aims to transform the world of e-commerce by creating, acquiring products, and turning them into market leaders, tapping into vast, unrealized growth potential. Through our stellar team’s insight into the FBA Amazon business model, we aim to use both human capability and advanced technology to take products to the next level. For more information on Jeffs’ Brands Ltd. Visit https://jeffsbrands.com.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the Company is using forward-looking statements when discussing the  anticipated strategic benefits from the Acquisition, including the Company’s expansion to offering services to third parties and strengthening its supply chain. Instead, this is based only on the Company’s current beliefs, expectations and assumptions regarding the future of the Company’s business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause the Company’s actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: the Company’s ability to adapt to significant future alterations in Amazon’s policies; the Company’s ability to sell the Company’s existing products and grow the Company’s brands and product offerings, including by acquiring new brands; the Company’s ability to meet the Company’s expectations regarding the revenue growth and the demand for e-commerce; the overall global economic environment; the impact of competition and new e-commerce technologies; general market, political and economic conditions in the countries in which we operate; projected capital expenditures and liquidity; the impact of possible changes in Amazon’s policies and terms of use; the impact of the conditions in Israel, including the recent attacks by Hamas, Iran, and other terrorist organizations; and the other risks and uncertainties described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC, on April 1, 2024 and the Company’s other filings with the SEC. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations Contact:

Michal Efraty
Adi and Michal PR- IR
Investor Relations, Israel
michal@efraty.com